FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 2, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 31, 2016 – Voting Rights and Capital

2.	Press release dated May 31, 2016 – Notification of Transactions of Directors/ Persons Discharging Managerial Responsibility and Connected Persons

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 May 2016 consists of 1,413,209,129 ordinary shares of 0.05 pence each with voting rights. ARM Holdings plc currently holds 5,868,921 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,407,340,208.

The above figure 1,407,340,208 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

END

Item 2

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer ARM HOLDINGS PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director Peter Ronald Hutton	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest [1] HOLDING OF THE PERSON NAMED	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES 0.05p EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them PETER RONALD HUTTON	8.	State the nature of the transaction SHARE DISPOSAL

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired

11.	Number of shares, debentures or financial instruments relating to shares disposed 1,374	12.	Percentage of issued class disposed Negligible

13.	Price per share or value of transaction 1,374 shares disposed at 9.765 pence per share	14.	Date and place of transaction 31 May 2016, UK

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 38,082 (0.0002%)	16.	Date issuer informed of transaction 31 May 2016, UK

Name of authorised official of issuer responsible for making notification PHILIP DAVIS COMPANY SECRETARY Date of notification 31 May 2016

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2016

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer